Exhibit 99.1

IHS Towers Signs Agreement to Sell Kuwait Operations to Zain Group

December 02, 2024, London/Kuwait City: IHS Holding Limited, (NYSE: IHS) (“IHS Towers”), one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count, has signed a definitive agreement to sell IHS Towers’ 70% interest in IHS Kuwait Limited (“IHS Kuwait”) including its approximate 1,675 sites and an additional approximately 700 sites managed in Kuwait to Zain Group. The transaction is subject to customary closing conditions, including government and regulatory approvals, and is expected to close in the first half of 2025.

The terms of the transaction reflect an enterprise value[1] of $230 million for the IHS Kuwait portfolio, implying a transaction multiple of 14.2x based on an estimated IHS Kuwait Adjusted EBITDA after leases[2]. This represents a significant premium compared to the current valuation multiple of the IHS Towers group.

Entering into this agreement is part of IHS Towers' ongoing strategic review targeted at shareholder value-creation options. As previously indicated, the proceeds will primarily be utilized to reduce company debt.

Sam Darwish, Chairman & CEO, IHS Towers, commented, “Today’s announcement forms part of our wider ambition to drive shareholder value and enhance our balance sheet. The transfer of IHS Kuwait to Zain, the largest mobile network operator in Kuwait, not only highlights the significant value contained within our portfolio but will also allow us to further reduce our net leverage.”

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 40,000 towers across its 10 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

About Zain Group: Zain is a leading telecommunications operator across the Middle East and Africa, serving 47.2 million active customers as of 30 September 2024. With a commercial presence in 8 countries, Zain provides mobile voice and data services in: Kuwait, Bahrain, Iraq, Jordan, Saudi Arabia, Sudan and South Sudan. In UAE, ZainTECH, the Group’s one-stop digital and ICT solutions provider, is playing a key role in the transformation of enterprise and government clientele across the MENA region. Also, UAE based, Zain Omantel International (ZOI) is revolutionizing the international telecommunications wholesale landscape as the premier wholesale powerhouse serving regional operators, international carriers, and global hyper scalers. In Morocco, Zain has a 15.5% stake in ‘INWI’, through a joint venture. Zain is listed on the Boursa Kuwait (stock ticker: ZAIN). For more, please email info@zain.com or visit: www.zain.com

[1] Enterprise value is defined as anticipated cash consideration to be received plus borrowings less cash in the business and stated for a 100% shareholding.

[2] Estimated Adjusted EBITDA for the MENA segment for the year ended December 31, 2024, excluding non-Kuwait segment costs of $0.4 million, and reduced by $12 million for incremental lease costs in Kuwait.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. Further information on such assumptions, risks and uncertainties is available in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

Certain definitions

We define Adjusted EBITDA by segment as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims and certain other items that management believes are not indicative of the core performance of our business.

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